Flowr to Launch Cannabis Clone and Seed Sales in Second Quarter

Global Demand for High Quality, Diverse Cultivars Creates Additional Revenue Opportunity

KELOWNA, BRITISH COLUMBIA, JANUARY 31, 2019 – The Flowr Corporation (TSXV: FLWR) (OTC: FLWPF) (“Flowr” or the “Company”), a Canadian licenced producer of premium cannabis products, announced today it will begin selling a wide selection of cannabis cultivars in both clone and seed form in the second quarter of this year.

“This is an exciting and potentially very big market for Flowr that is a natural extension of our high yield, high quality approach to cultivation,” said Tom Flow, Flowr’s Co-CEO. “Growing great cannabis starts with great genetics and clean healthy plants, something few companies are able to provide. As we ramp up production, we believe Flowr will be able to offer the select cultivars we use to produce our premium cannabis to cultivators globally.”

The Company expects its highly efficient cultivation process will allow it to produce more than 3.2 million high quality clones on an annualized basis once its initial cultivation facility is completed, which the Company expects to be by the end of the third quarter of 2019. These clones will be incremental to the Company’s cultivation process and therefore will be in excess of what it needs for its retail and medical production.

Cannabis nursery businesses are an essential, established part of most well-developed cannabis market supply chains and Flowr believes that current demand for high-quality clones exceeds supply given the rapid expansion of cultivation facilities in Canada and globally. The Company received an expanded sales licence from Health Canada in December 2018 permitting it to sell genetic material.

Flowr believes there is an opportunity to sell cultivars in four key markets: Canadian Licence Holders seeking high quality genetics as they expand production; Micro-cultivators, a new Health Canada licence subclass that can operate small “craft” cultivation facilities; Export to producers in international markets; and, Individuals purchasing through provincial or licenced private retailers for personal use (“home growers.”)

The cultivars will be produced in Flowr’s Kelowna, BC cultivation center, which is designed to Good Manufacturing Practice (GMP) standards and employs proprietary systems and processes to create a highly controlled growing environment that Flowr believes reduces the risk of contamination.

About Flowr

The Flowr Corporation (TSXV: FLWR) (OTC: FLWPF), through its subsidiaries, holds a cannabis production and sales licence granted by Health Canada. With a head office in Markham, ON and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of The Flowr Corporation:
Tom Flow
Co-CEO

Contacts

Media
Jim Walsh: +1.607.275.7141, jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065, bdunbar@flowr.ca

Investors
Bram Judd: +1.905.940.3993 ext.1520, bram@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to statements with respect to: the launch of the clone and seed sales in the second quarter of this year, Flowr selling a wide selection of cultivars in both clone and seed form, the revenue and market opportunity for Flowr with respect to its close and seed business, Flowr offering the select cultivars it uses to produce its premium cannabis to cultivators globally, Flowr’s highly efficient cultivation process allowing it to produce more than 3.2 million high quality clones on an annualized basis once its initial cultivation facility is completed, Flowr completing the cultivation facility later this year, Flowr producing high quality product at high yields, clones being incremental to Flowr’s cultivation process and therefore being in excess of what it needs for retail and medical production, the current demand for high-quality clones exceeding supply, the markets where Flowr believes it can sell cultivars and the opportunity in those markets, Flowr’s facilities being designed and constructed to GMP standards, Flowr’s facilities being highly controlled growing environments that will enable it to reduce the risk of contamination, the Company seeking to deliver premium cannabis products, including cultivars, to its customers, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the inability of Flowr to the launch clone and seed sales in the second quarter of this year, which could materially adversely impact Flowr’s financial results, Flowr not being able to sell a wide selection of cultivars in both clone and seed form, the revenue and market opportunity for Flowr with respect to its close and seed business not being significant or Flowr forecasting a market that is much larger than the market that will develop, which could materially adversely effect its financial results, Flowr not being able to offer the select cultivars it uses to produce its premium cannabis to cultivators globally, which could materially adversely effect Flowr’s financial results and/or reputation, Flowr’s inability to produce more than 3.2 million high quality clones on an annualized basis once its initial cultivation facility is completed, which could materially adversely effect its financial results, Flowr not completing or being delayed in completing its the cultivation facility, which could result in Flowr losing market share for its clones and seeds, Flowr not being able to produce high quality product at high yields, which could materially adversely effect its financial results and reputation, the clones described herein not being incremental to Flowr’s cultivation process and therefore resulting in Flowr not having excess clones and seeds to sell to potential customers, which could materially adversely effect its financial results, the current demand for high-quality clones not exceeding supply, and therefore not creating the market and revenue opportunity that Flowr expects which could materially adversely effect its financial results, Flowr not being able to sell cultivars in the markets where Flowr believes it can sell cultivars, the opportunity in the markets that Flowr believes that it can sell cultivars being significantly smaller than expected would could materially adversely effect its financial results, the inability of Flowr’s products providing customers with a premium option, Flowr’s cultivation team failing to achieve the standards or level of products described herein, including with respect to quality and consistency of product offerings, the inability of Flowr to construct or maintain its facilities at GMP standards, which could significantly impact sales of Flowr’s products, Flowr’s cultivation team not employing exacting protocols throughout the growing and curing process, which could impact the quality of the products and the experience for customers, Flowr not being able to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, Flowr’s inability to excel at cultivating premium cannabis, Flowr’s inability to construct its facilities, or in the time anticipated, which could materially adversely impact its growing capacity and sales, Flowr’s inability to achieve the clone and seed capacity described herein on an annualized basis, which could materially adversely impact sales and profits, demand for cannabis products decreasing, including with respect to Flowr’s products, the inability of Flowr to provide what it perceives to be much-needed, high quality product to the market, the inability of Flowr to control the growing environment in its facilities, which could result in loss of products or the need to irradiate products, thus impacting the supply and demand for and/or quality of the products, Flowr requiring additional financing from time to time in order to continue its operations and construct the facilities described herein and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, which could result in significant penalties or costs being imposed on Flowr, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Sec urities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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